345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990
December 11, 2008
Max A. Webb
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Seanergy Maritime Holdings Corp. Registration Statement on Form F-1 Filed November 3, 2008 File No. 333-154952
Dear Mr. Webb:
          On behalf of our client, Seanergy Maritime Holdings Corp., a corporation formed under the laws of the Marshall Islands (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of, and Regulation C under, the Securities Act of 1933, as amended (the “Securities Act”), and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of Amendment No. 1 to the Company’s Registration Statement on Form F-1 (including Exhibits) (the “Registration Statement”). The Registration Statement reflects responses to the comments to the Registration Statement submitted on November 3, 2008, set forth in the Staff’s letter to the Company, dated November 28, 2008 (the “Staff’s Letter”).
In order to facilitate your review of this submission, we have restated and responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis. The numbered paragraphs set forth below correspond to the numbered paragraphs in the Staff’s Letter. Page numbers refer to the marked copy of the enclosed submission.
General
1.	Throughout your filing, you frequently use defined terms such as Original Founders, Sellers, Initial Shareholders and Investors. Please amend your filing to limit your use of defined terms which impede the reader’s understanding of the filing.
Response to Comment 1:
The Company has revised the disclosure throughout the Registration Statement, deleting or modifying the use of the defined terms which impede the reader’s understanding of the filing, such as “Original Founders”, “Sellers” and “Investors”. However, the Company has kept the term “Initial Shareholders” as that term was previously, and is only, used in the notes to the financial statements for the Company
Los Angeles            New York            Chicago            Nashville            www.loeb.com
A limited liability partnership including professional corporations

Max A. Webb Securities and Exchange Commission December 11, 2008 Page 2
ending December 31, 2007 and 2006 and for the three and six months ended June 30, 2008 and 2007.
2.	We suggest a section explaining the material consequences your change in tax classification will have for investors.
Response to Comment 2:
The Company has added a disclosure on page 2 explaining the material consequences the change in tax classification will have for investors.
3.	Please provide information regarding the price history of Seanergy Maritime stock. Please refer to Item 9.A. of Form 20-F.
Response to Comment 3:
The Company has added a “Per Market Share Information Section” on page 13 which discloses the price history of the Seanergy Maritime Corp.’s (“Seanergy Maritime”) stock.
Prospectus Summary, page 1
General
4.	Completely revise the opening section of your summary so that it presents information contained in it more clearly. We suggest including a chart, eliminating some defined terms and changing others so that it is easier to tell which entity you are talking about, and adding a clear explanation of why you are engaging in this transaction, quantifying the estimated benefits if practicable.
Response to Comment 4:
The Company has revised the opening section of the summary so that it is more clear on pages 1-2, including eliminating some defined terms and changing others and adding a clear explanation of why the Company is engaging in the dissolution and liquidation. The Company has also added an organizational chart on page 3.
The Offering, page 5
5.	Please disclose the terms of the underwriters’ unit purchase option.
Response to Comment 5:
The Company has disclosed the terms of the underwriters’ unit purchase option in more detail on page 8, including the amount of units, the per unit price, the warrant price and the dates when the unit purchase option is exercisable.
6.	On page 1 of your “Prospectus Summary”, you state that Investors were granted 4,308,075 share of common stock of Seanergy, subject to Seanergy meeting certain EBITDA targets. On page 5, you state that Investors have the right to exchange shares of Seanergy common stock for shares of Seanergy Maritime originally

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issuable upon Seanergy meeting certain EBITDA targets. These statements appear to conflict. Please reconcile.
Response to Comment 6:
The Company has revised the terms of these grants more clearly on both pages 1 and 8 so that it states that the Restis affiliate shareholders have the right to receive up to an aggregate of 4,308,075 shares of the Company’s common stock, which shares are exchangeable for shares of Seanergy Maritime.
Risk Factors, page 10
General
7.	We are currently witnessing huge volatility in the world economy and the risks to businesses operating in this environment are constantly changing. Please make sure that your risk factors accurately reflect the current economic challenges facing your business in light of recent events. For example, we understand that prices for many dry bulk goods have plunged; please include a risk factor related to the effects that a drop in commodities prices has on your business and make any other changes necessary to reflect the current situation in dry bulk shipping.
Response to Comment 7:
The Company has added disclosure on page 26 to reflect the current economic challenges facing the Company’s business in light of recent events, including a decline in charter rates for dry bulk ships.
8.	We understand that there are certain weaknesses in the bankruptcy laws of the Marshall Islands that can prevent companies from entering bankruptcy, delay bankruptcy proceedings, and affect the ability of shareholders and creditors to receive recovery after a bankruptcy proceeding. Please add a risk factor discussing the limitations of bankruptcy laws in the Marshall Islands.
Response to Comment 8:
The Company has added a risk factor on page 22 discussing the impact on the Company’s investors and creditors in light of the fact that The Republic of Marshall Islands does not have a bankruptcy act.
Charter rates in the dry bulk shipping market ... page 21
9.	You state that charter rates for dry bulk carriers recently have been at historically high levels and that you anticipate future demand for your vessels, dependent on continued economic growth in the world economy. We understand that in recent months, charter rates have dropped precipitously. Please disclose risks to your business related to such a drop.
Response to Comment 9:

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The Company has added disclosure on page 25 to reflect the impact on the Company’s business in light of the significant decrease in charter rates.
An economic slowdown in the Asia Pacific region ... page 21
10.	You state that an economic slowdown in the Asia Pacific region, especially in India and China, could negatively affect your business. Please amend your risk factor to disclose that in recent months, the Chinese and Indian economies have suffered and growth projections for those nations’ economy have been adjusted downwards. Please discuss the risks to your business associated with the contraction of these economies.
Response to Comment 10:
The Company has added disclosure on pages 26-27 to reflect the fact that the growth projections for emerging markets, such as China and India, have significantly declined as growth projections for these nations’ economies have been adjusted downwards. On page [26], the Company has already stated that the risks to the Company’s business associated with the contraction of these economies is that the “Company’s business, financial position and results of operations, as well as [its] future prospectus, will likely be materially and adversely affected by an economic downturn in any of these countries.”
Cautionary Note Regarding Forward-Looking Statements, p.25
11.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. In light of this, the first sentence of this section beginning, “The statements contained in this prospectus that are not purely historical...” appears to be overly broad. Please narrow your statement accordingly or remove it.
Response to Comment 11:
The Company has deleted the above statement and revised the paragraph accordingly on page 30.
Use of Proceeds, page 26
12.	Please briefly explain the “private placement” to which you are referring.
Response to Comment 12:
The Company has added a brief explanation of the private placement to which the Company is referring to on page 31.
Seanergy’s Business, page 28
General
13.	Please provide a section in which you discuss, in detail, the material terms of your current time charter contracts. Define the term “address commission” and explain

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what services SAMC is providing in exchange for this commission. Also briefly identify SAMC. We note that it is described on page 84 as a company “associated with members of the Restis family.” It appears to be material to investors how SAMC makes its money. Does it recharter the vessels or hire them out on a short term basis or use them to transport its own commodities? Briefly explain.
Response to Comment 13:
The Company has added disclosure on page 35 which discusses, in detail, the material terms of the Company’s current time charter contracts, identifies SAMC and describes how SAMC makes its money. The Company has also added disclosure on page 34 which defines the term “address commission” and what SAMC is providing in exchange for this commission.
14.	Please provide the names of any Restis family members who play an active role in your business. Please disclose the nature of their interests (including percentage ownership) in your company.
Response to Comment 14:
The Company supplementally advises the Staff that none of the Restis family members plays an active role in the Company’s business and that their only role in the Company is their interests in the Company as shareholders. The Company has added disclosure regarding the Restis family members that control certain shareholders of the Company.
15.	Please provide, in full detail and in clear language, all material terms of the Master Agreement. For example, please disclose the names of the Investors and their role in the transaction. Please disclose, in detail, the nature of your relationship with the Investors and with the Sellers. Please also include this information in the “Certain Relationships and Related Transactions” section beginning on page 83.
Response to Comment 15:
The Company has added disclosure on page 33 which provides all material terms of the Master Agreement, including the names of the investors and their role in the transaction, the nature of the Company’s relationship with the investors and the sellers. The Company has also disclosed this on page 91 in the “Certain Relationships and Related Transactions” section.
16.	Please provide a risk factor disclosing that your revolving credit facility is tied to the market values of vessels and that a decrease in the market value of vessels could affect your ability to access your credit facility.
Response to Comment 16:
The Company has added disclosure on page 15 which provides a risk factor disclosing that the Company’s revolving credit facility is tied to the market values of the mortgaged vessels and that a decrease in the market value of these vessels could affect the Company’s ability to access its credit facility.

Max A. Webb Securities and Exchange Commission December 11, 2008 Page 6
Management’s Discussion and Analysis of Financial Condition, page 38
General
17.	Please describe the terms of your current time contracts, with a discussion of whether the terms are favorable to your company. Tell us whether you anticipate that these contracts will be renewed upon their expiration.
Response to Comment 17:
The Company has added disclosure on pages 45-46 regarding the terms of its current charter contracts, with a discussion on whether the terms are favorable to the Company and whether it anticipates that these contracts will be renewed upon their expiration.
18.	Please discuss how the current economic crisis, including the difficulty in obtaining debt financing, affects your business, especially your ability to meet your working capital and debt obligations.
Response to Comment 18:
The Company has added disclosure on page 46 discussing how the current economic crisis affects its business, especially its ability to meet its working capital and debt obligations.
19.	We are aware that charter rates have plunged precipitously over the last few months due to the current economic crisis. Please explain how you anticipate this steep decline in rates will affect your business, including your liquidity, profitability and your plans for expansion. Also, you state on page 39 that your revolving credit facility of up to $90,000 is dependent on the market value of your ships. Tell us whether you believe that a decrease in charter rates could affect the market value of your ships and thus, the amount of your credit facility.
Response to Comment 19:
The Company has added disclosure on page 46 discussing how the steep decline in rates will affect the Company’s business and whether it believes that a decrease in charter rates could affect the market value of its ships and the amount of its credit facility.
Recent Developments, page 39
20.	You state that Seanergy is required to dedicate a portion of its cash flow from operations to pay the principal and interest on your debt. Please disclose the percentage of your cash flow dedicated to debt repayment.
Response to Comment 20:
The Company supplementally advises the Staff that based on current estimates, the payment of principal and interest amounts to 43% of cash flow from operations.

Max A. Webb Securities and Exchange Commission December 11, 2008 Page 7
Critical Accounting Policies, page 50
Valuation of Vessels and Impairment, page 51
21.	Please expand your critical accounting policy to discuss the factors impacting the dry bulk market and the changing conditions causing the volatility in the industry and the valuation of vessels. Consider including such factors as the future demand for dry bulk shipping and the future demand for scrap steel and its impact on the residual value of the vessels.

Response to Comment 21:

The Company has added disclosure on page 58 expanding its critical accounting policy discussion addressing the factors impacting the dry bulk market and the changing conditions causing volatility in the industry and the valuation of vessels.

The Company supplementally advises the Staff that in the Company’s future financial statements, commencing with the year ending December 31, 2008 which will be prepared under U.S. GAAP, it will follow SFAS No. 144 “Accounting for the Impairment or Disposal of Long-lived assets” (“SFAS No. 144”). In accordance with SFAS No. 144, its long-lived assets will be regularly reviewed for impairment. The Company will perform the impairment valuations at the individual vessel level pursuant to paragraph 10 of SFAS No. 144.

To determine whether there is an impairment indicator, the Company will compare the sum of the undiscounted future cash flows resulting from the use of each vessel less operating expenses with its book value and will be tested for recoverability whenever events or changes in circumstances indicate that the carrying amount (book value) may not be recoverable.

The assumptions to be used to determine whether the sum of undiscounted cash flows expected to result from the use and eventual disposition of the vessel exceeds the carrying value will involve a considerable degree of estimation on the part of the Company’s management team. A profitability weighted approach may be used in considering the likelihood of possible returns. Actual results could differ from those estimates, which could have a material effect on the recoverability of the vessels.

The most significant assumptions used will be:
•	the determination of the possible future new charters, future market values and/or the eventual disposition of the vessel. Estimates will be based on market studies and appraisals made by leading independent shipping analysts and brokers, and assessment by management on the basis of market information, shipping newsletters, chartering and sale of comparable vessels reported in the press. Appraisals will be made by independent appraisers, but will not be based on a physical inspection of the vessel;

•	the days on-hire which are estimated at a level consistent with its on-hire statistics;

•	future operating costs; and

•	the drydock expenses which will be estimated based on scheduled drydocking and special surveys which are carried out every 30 or 60 months.

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Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value is above its book value, the Company considers that there will be no indication of impairment. Whenever the sum of the undiscounted future cash flows resulting from the charter of each vessel less operating expenses plus its expected residual value will be below its book value, it will consider whether there is a potential impairment and will perform the second step of the impairment under SFAS No. 144.

An impairment loss will be recognized if the carrying value of each vessel exceeds the sum of the discounted cash flows expected to result from the use and eventual disposition of each vessel.
Seanergy Maritime Corp. ... Unaudited Pro Forma Summary Financial Data, page 60
Anticipated Accounting Treatment, page 66
22.	Please disclose the basis of accounting on which you intend to present your future financial statements.

Response to Comment 22:

The Company has added disclosure on page 67 disclosing the basis of accounting on which it intends to present its future financial statements.
Unaudited Pro Forma Condensed Combined Balance Sheet, page 61
23.	You provide a heading entitled “Unaudited Pro Forma Condensed Combined Balance Sheet dated December 31, 2007”, but you have not provided this balance sheet. Please delete this heading.

Response to Comment 23:

The Company has deleted this heading on page 68.
Unaudited Pro Forma Condensed Combined Balance Sheet, June 30, 2008, page 65
24.	Per the Pro Forma footnote (3) on page 66, the amount being recorded is to adjust the balance sheet to reflect the acquisition of the six carriers and other intangibles; however, the entire amount has been allocated to vessels on the Pro Forma Balance Sheet. Please tell us what intangibles have resulted from the acquisition and why no amount has been allocated. If your allocation is still preliminary and has not been

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finalized, please still provide us your most current information as well as the nature of uncertainties that may result in any material adjustments upon financial allocation.

Response to Comment 24:

The Company supplementally advises the Staff that, for purposes of the pro forma presentation, the entire amount of the acquisition cost has been preliminarily allocated to vessels as the purchase price allocation has not yet been finalized as of the date of this response. The Company is still assessing the value of the vessels and whether other intangible assets have been acquired, including goodwill. However, based on the Company’s preliminary assessment, it has not identified any material intangible assets and expects to allocate substantially all of the acquisition cost to the vessels acquired. The Company believes that this is consistent within the shipping industry.

If identifiable intangible assets are recorded upon completion of the purchase price allocation, then the cost of such assets could be amortized over a different period of time rather than over the useful lives of the vessels. If goodwill is recorded, it would not be amortized but tested annually for impairment. Should intangible assets, including goodwill, be identified, the Company does not currently believe such amounts would be material. The Company has updated the pro formas disclosure on page 74 to reflect this.

Management, page 75
Directors and Executive Officers, page 75
25.	A press release available on your website announces that Ms. Christina Anagnostara replaced Mr. Alexios Komninos as your Chief Financial Officer, effective November 2008. Please amend your filing to reflect this change in management.

Response to Comment 25:

The Company has revised the disclosure on pages 5, 16, 35, 82, 83 and II-6 to reflect this change in the Company’s Chief Financial Officer.
Principal Shareholders of Seanergy Maritime, page 80
26.	We understand that VF Investments has recently liquidated its shares. Update your ownership table to the most recent practicable date.

Response to Comment 26:

The Company has deleted the reference to VF Investments in the principal shareholders chart and updated the ownership table to December 8, 2008 on page 88.
Description of Securities, Dividends, page 89
27.	You state you will commence paying dividends with the second full quarter following the initial closing of the vessel acquisition. As it appears you have completed the

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closing of the vessel acquisition and that date is now certain, please revise to state the specific quarter in which you plan to commence dividend payment.

Response to Comment 27:

The Company has revised the section on page 97 to state the specific quarter in which it plans to commence dividend payment, which is the quarter ending March 31, 2009.
Taxation, page 90
General
28.	In light of the possible PFIC concerns discussed here and the tax implications to your shareholders related to your switch from a partnership tax structure to a corporation, please provide a tax opinion and consent of counsel with the next amendment.

Response to Comment 28:

A draft of the tax opinion and a draft of the consent of counsel is being filed as Exhibit 8.1 as indicated on page II-3. The final tax opinion and consent will be filed once the Registration Statement is finalized.
Notes to Condensed Combined Unaudited Interim Financial Statements, page F-66
Drydocking Costs
29.	We note that the cash flows associated with drydocking costs have been presented as an investing activity on the statements of cash flow included in the combined financial statements for the vessels. As the nature of these costs is operating, please tell us whether you plan to classify them as such in your statement of cash flows in future financial statements. If you plan to continue to present them as an investing activity, please tell us why you believe this presentation is appropriate.

Response to Comment 29:

The Company supplementally advises the Staff that it has classified its drydocking costs as an investing activity in the Combined Financial Statements of the vessel companies under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). However, since it is common industry practice under United States Generally Accepted Accounting Principles (U.S. GAAP), the Company confirms that post-acquisition, it will classify drydocking costs in the statements of cash flows as an operating activity.

Max A. Webb Securities and Exchange Commission December 11, 2008 Page 11
Note 20: Subsequent Events, page F-76
30.	You state that the Restis family’s ownership increased to a 52.54% interest as a result of the redemption of shares on August 28th. Please disclose this control relationship more prominently in the filing, including in the summary section.

Response to Comment 30:

The Company has added disclosure on pages 6 and 23 stating that the Restis family’s beneficial ownership as of December 8, 2008, including shares owned directly, shares issuable upon exercise of warrants exercisable within 60 days and shares governed by the voting agreement described in the Registration Statement, is 84.12%.
Recent Sales of Unregistered Securities, page II-1
31.	We note that you have not included the September 28, 2007 private placement in which your executive officers purchased 16,016,667 warrants. Please either disclose the transaction in this section or tell us why you have not done so.

Response to Comment 31:

The Company has included the 16,016,667 warrants sold pursuant to a private placement on page II-2. The paragraph regarding 7,715,000 warrants on page II-2 was a typographical error and was inadvertently included.
Signatures, page II-6
32.	Your registration statement must be signed by either your controller or your principal accounting officer. If Mr. Komninos is also signing in his capacity as controller or principal accounting officer, please make that clear. Your authorized representative in the United States must also sign. Please refer to Form F-1.

Response to Comment 32:

The Company supplementally advises the Staff that Ms. Christina Anagnostara will be signing in her capacity as the principal financial and accounting officer of the Company as indicated on page II-6. In addition, Puglisi & Associates will be signing as the Company’s authorized representative in the United States in connection with this Registration Statement as indicated on page II-7.
Very truly yours,
/s/ Loeb & Loeb LLP